UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Ref.: Official Letter No. 434/2023-SLS – Request for clarification on atypical oscillation

Sendas Distribuidora S.A. (“Company”) hereby informs its shareholders and the market in general, the following clarification in relation to the Official Letter No. 434/2023-SLS of B3 S.A. – Brasil, Bolsa Balcão, received on March 22nd, 2023.

The Official Letter refers to the atypical oscillations with the securities issued by the Company and sets forth:

Dear Sir/Ms.,

In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we hereby request that you inform, until March 23rd, 2023, if there is any fact that you are aware of that may justify such oscillation.

Common Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	No.	Amount	Volume (R$)
03/09/2023	17,99	17,80	18,45	18,05	17,87	-0,94	23.207	10.746.400	193.920.970,00
03/10/2023	17,73	16,69	17,82	17,08	16,87	-5,59	30.679	24.597.700	420.151.222,00
03/13/2023	16,75	16,60	17,11	16,80	16,69	-1,06	18.843	7.318.300	122.936.752,00
03/14/2023	16,76	16,37	17,00	16,66	16,56	-0,77	16.897	10.544.400	175.647.524,00
03/15/2023	16,36	16,17	17,03	16,56	16,74	1,08	34.921	24.755.700	409.997.361,00
03/16/2023	16,61	16,21	16,92	16,37	16,25	-2,92	20.989	11.501.700	188.263.563,00
03/17/2023	15,90	15,82	16,20	16,01	15,92	-2,03	52.170	38.654.600	618.757.674,00
03/20/2023	16,00	15,87	16,16	15,99	16,05	0,81	35.393	20.828.100	333.097.369,00
03/21/2023	16,00	15,94	16,39	16,16	16,13	0,49	37.221	48.415.400	782.197.881,00
03/22/2023*	15,94	15,07	16,05	15,42	15,16	-6,01	44.663	36.659.400	565.632.407,00

*Updated until 04:09pm

In response and in compliance with the Official Letter, the Company believes that the atypical oscillation is related to the secondary public offering for the distribution of common shares issued by the Company and owned by Wilkes Participações S.A., a company controlled by Casino Guichard Perrachon (“Shares”, “Casino” and “Offering”, respectively), whose announcement of the potential Offering took place on March 7th, 2023. On March 13th, 2023, the Offering was launched, with pricing on March 16th, 2023 and settlement on March 21st, 2023, according to information disclosed in material facts.

The Company highlights that, as a result of the Offering, there was a significant increase in the number of outstanding shares and consequent rebalancing of the indexes of which the Company is part of. Thus, 254,000,000 shares were placed, increasing the number of outstanding shares from 69.5% to 88.2% of the Company's equity.

Furthermore, on March 22nd, 2023, there were inquiries from investors about a possible primary public offering for the distribution of common shares issued by the Company. The Company clarifies and confirms to the shareholders and the market in general that there was no study on the subject at the time of the Offering, and still not existing so far.

The Company reiterates its commitment to keep its shareholders and the market in general informed on the progress of any relevant matter in the market’s interest, in compliance with the applicable law.

Sendas Distribuidora S.A.

____________________________

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.